# Offering Statement for Home61, Inc. (“Home61”)



All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

| | |
|---|---|
| **Paul Riss:** | paul@netcapital.com |

All non-Regulation CF securities-related activity on netcapital.com, including, but not limited to private placement offerings under Regulation D and A, are conducted by Livingston Securities, LLC ("Livingston"), a non-affiliate of Netcapital, and a registered broker-dealer, and member FINRA/SIPC, located at 825 Third Avenue, New York, NY 10022. For inquiries related to non-Regulation CF securities activity, contact Livingston Securities:

| | |
|---|---|
| **Jeanne Rockman:** | jeanne@livingstonsecurities.com |
| **Jonathan Mason:** | jonathan@livingstonsecurities.com |

Netcapital , Portal and Livingston do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from

those anticipated in these forward-looking statements, even if new information becomes available in the future.

# The Company

1. **What is the name of the issuer?**

   Home61, Inc.

# Eligibility

2. **The following are true for Home61, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

# Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   ## Olivier Grinda

   Olivier Grinda

   2005-2009 BA at University of Miami

   2009-2011 CMO/Co-Founder Brandsclub.com.br

   2011 – 2013 CEO/Co-Founder www.shoes4you.com.br

2014-2017 CEO/Co-Founder www.home61.com

## Olivier Brion

Olivier Brion

1998-2000 : Analyst CIC Bank (Venture)

2000-2010 : Chairman/CEO/Co-founder Previsite & 2004-2010 CEO Previsite America

2010-2011 : HEC Executive MBA

2011-2012 : CEO/Co-founder Lofty

2012-2013 : COO Roomorama

2014-2017 : COO/Co-founder Home61.

## Cyril Carbonnier

Cyril Carbonnier

2000-2003 M.Sc IT at ESGI Paris

Lead Dev 2002-2008 at ESG, Bouygues & Previsite in France

2009-2014 CTO Previsite & Listglobally (Australia)

2015 CTO/Co-founder Home61

## Brian Paran

Brian Paran

1998 Kedge Business School kedge.edu

1999-2002 Trader www.ing.com

2002-2012 Founder Finance department and portfolio manager www.thesaurus.fr

2012-2014 Co-founder www.collins-properties.com

2014-2017 Co-Founder/ Senior Real Estate Agent www.home61.com

## Peter Abrams

Peter Abrams

2009-2014: BA, Stanford University, Stanford Baseball

2014-2015: Co-Founder, Head of Sales/CEO, Guero Inc.

2015-2017: Sales & Business Dev. Manager, Payjoy.com

2017 - Present: Co-Founder & Chief Talent Officer, Home61.com

## Fabrice Grinda

Fabrice Grinda

2014 - 2017: Managing Partner at FJ Labs.

On February 9, 2017 Fabrice joined the Board of Directors for Home61.

# Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

### Olivier Grinda

| | |
|---|---|
| Securities: | 791,660 |
| Class: | Common Stock |
| Voting Power: | 29.8% |

# Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Home61 is a groundbreaking, tech-based real estate company that makes the process of finding a new home simple and fun. By allowing the buyer, renter or seller to have access to important data and research about the property and area, Home61 empowers its customers with the ability to answer important questions about where they want to live. Even with all of the information Home61 can provide with tech tools, we do not discount the value of having a qualified realtor. Home61 has a network of real estate professionals who are rated, reviewed and ready to answer you within 24 hours. We want to guide our customers and help them have ownership of their experience while having the support of a professional. The company was founded by Olivier Grinda, Olivier Brion and Cyrille Carbonnier in September of 2014. Grinda, an established and visionary entrepreneur, was purchasing a home in Miami. Expecting to have an exciting time selecting a property, he was disappointed and bogged down by the endless paperwork, missed appointments and lack of information. It took all of the fun out of it! And so, it inspired him to take his savvy tech knowledge and create a service preventing others from experiencing the same issues he did. By teaming up with Brion and Carbonnier, seasoned information technology gurus, Grinda was able to create Home61, a cutting-edge, online real estate brokerage company. Since the company's inception, the number of people using the service just keeps growing exponentially. The task is simple - keep innovating the features and services that streamline the home buying or renting process. With the aid of direct customer feedback, Home61 is ensuring the real estate process can evolve with the times and take full advantage of technological tools. What makes Home61 special is our dedication to sorting through all of the information that is available and understanding how it affects our clients. The details of your search, all the way down to the navigation of our site, are carefully considered. The same goes for the agents who represent our clients. The review system and transaction history for every property, agent and location is tracked and fed real time to those exploring any aspect of our services. Every detail of every interaction with Home61 informs the ongoing evolution of our services. The Home61 team is constantly developing and modifying the tools available to the customer. Every single transaction is reviewed, and we are always researching new opportunities to allow the technology to do what it does best - make it easy to organize and understand the real estate process. As more people use Home61 to aid their real estate transactions, the more we are able to innovate and satisfy. It is an important but basic principle that fulfilling the needs of our clients is best done by listening to their experience. It then shapes the constant, mindful decisions we make while developing our tools and features. From the first click to closing Home61 believes in trust, transparency, and client satisfaction.

For additional information, please see attached *businessplan.pdf*

# Risk Factors

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

*In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.*

*The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

*These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.*

7. **Material factors that make an investment in Home61, Inc. speculative or risky:**

    1. Thanks to our proprietary lead generation program we believe we are not affected by the ups and downs of the real estate market. However, Home61 is a startup and as such it s scalability and ultimate valuation has yet to be defined.

    2. Our future growth depends on our ability to develop and retain customers.

        Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

    3. We will need to attract, train and retain additional highly qualified senior executives and technical and managerial personnel in the future.

        We continue to seek technical and managerial staff members, although we cannot compensate them until we have raised additional capital or purchased a business that generates cash flow from operations. We believe it is important to negotiate with potential candidates and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with a stock option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse affect on our business.

4. We may conduct future offerings of our common stock and pay debt obligations with our common and preferred stock which may diminish our investors' pro rata ownership.

   We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

5. Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability. The business of cloud software solutions is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from large companies, any of which might have more capital than we have, and launch its own cloud-based business that competes with us.

6. The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced cloud software solutions products and services that provide higher levels of performance and reliability at lower cost. If we are unable to develop new services that address our customers' needs, to deliver our applications in one seamless integrated product offering that addresses our customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive to the previous premises-based model.

7. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

8. We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services. A fundamental requirement for operating an Internet-based, worldwide cloud software solutions is the secure transmission of confidential information and media over public networks. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results. The law relating to the liability of providers of online payment services is currently unsettled and states may enact their own rules with which we may not comply. We rely on third party providers to process and guarantee payments made by our subscribers up to certain limits, and we may be unable to prevent our customers from fraudulently receiving goods and services. Our liability risk will increase if a larger fraction of transactions effected using our cloud-based services involve fraudulent or disputed credit card transactions.

9. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. Any intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours.

# The Offering

Home61, Inc. ("Company") is offering securities under both Regulation D, through Livingston Securities, LLC ("Livingston") and Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Livingston is a registered broker-dealer, and member FINRA/SIPC. Livingston will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation D. Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

This offering is considered a side-by-side offering, meaning that the Company is raising capital under two offering types. The Company plans to raise between $10,000 and $1,999,998 through concurrent offerings under Regulation CF and Regulation D – Rule 506(c). In the event the Company fails to reach their combined offering target of $10,000, any investments made under either offering will be cancelled and the investment funds will be returned to the investor. Under Regulation CF, the Company can raise up to $1,069,997.

Accredited investors which have proved their accreditation status to Portal, will automatically invest under the Regulation D - Rule 506(c) offering type. All other investors will invest under the Regulation CF offering type. An accredited investor which proves their accreditation status with Portal prior to 48 hours of the offering closing, can authorize their investment to be withdrawn from the Regulation CF offering and automatically reinvested in the Regulation D offering. You must be an accredited investor to invest under Regulation D.

8. **What is the purpose of this offering?**

   We plan to use the proceeds of fund raising to open 2 new cities and continue to differentiate our technology from the market .

9. **How does the issuer intend to use the proceeds of this offering?**

|  | If Target Offering Amount Sold | If Maximum Amount Sold |
|---|---|---|
| Total Proceeds | $10,000 | $1,999,998 |
| Less: Offering Expenses | $490 | $98,000 |
| Net Proceeds | $9,510 | $1,901,998 |
| Compensation for Directors, Officers, and Promoters | $0 | $150,000 |
| Working Capital | $9,510 | $1,751,999 |
| Total Use of Net Proceeds | $9,510 | $1,901,999 |

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Home61, Inc. must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

# Ownership and Capital Structure

## The Offering

12. **Describe the terms of the securities being offered.**

We are issuing Common Stock at an offering price of $5.65 per share.

13. **Do the securities offered have voting rights?**

The Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

14. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

15. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

## Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## Description of Issuer's Securities

16. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

    ### Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Series Seed Preferred Stock | 292,398 | 289,126 | Yes | The preferred shares have a liquidation preference and are convertible into common stock at a 1:1 ratio, with a conversion price that could fluctuate based on additional subsequent issuances of preferred stock. |
| Common Stock | 3,189,136 | 1,490,490 | Yes | |
| Series A Preferred Stock | 875,274 | 875,274 | Yes | The preferred shares have a liquidation preference and are convertible into common stock at a 1:1 ratio, with a conversion price that could fluctuate based on additional subsequent issuances of preferred stock. |

## Options, Warrants and Other Rights

| Type | Description | Reserved Securities |
|---|---|---|

17. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The issuance of additional securities, as a result of the conversion of preferred stock into common stock or the exercise of stock options, will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. In the event of a liquidation or sale of Home 61, the holders of referred shares are entitled to recover 100% of their investment before any proceeds will be distributed to the holders of common stock.

18. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The crowdfunding securities being offered are only shares of common stock. No preferred stock is being offered. The common shares offered for sale are exactly the same as the shares of common stock that are currently outstanding.

19. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?**

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

As the holder of a significant percentage of the voting rights in the company, our largest shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the largest shareholder may, together with other shareholders sufficient to achieve a majority vote, decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

There is a risk that the largest shareholder exercises his voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

20. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

This valuation has been determined by our lead investor and validated with our existing investors.

21. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As minority owners, the crowd funding investors are subject to the decisions made by the majority shareholders

22. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities.

If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline.

A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In the event of a sale of our company, the holders of our preferred stock are entitled to recover 100% of their investment (which currently stands at approximately $5,000,000) before any proceeds will be distributed to the holders of common stock.

We may need to negotiate with related-parties for loans and other services. We currently have an agreement with a related party for technology-based services. No assurance can be given that funds or services will be available from a related party or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that our transactions with related parties, will be on an arms-length basis.

23. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

24. **What other exempt offerings has Home61, Inc. conducted within the past three years?**

| | |
|---|---|
| Date of Offering: | 03/2015 |
| Exemption: | |
| Securities Offered: | |
| Amount Sold: | $988,806 |

Use of Proceeds:

Marketing, technology enhancements and general and administrative expenses

Date of Offering:                                          02/2017

Exemption:

Securities Offered:

Amount Sold:                                               $4,000,000

Use of Proceeds:                                           Proving the business model

25. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

   Yes

# Financial Condition of the Issuer

26. **Does the issuer have an operating history?**

   Yes.

27. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

   For the year ended December 31, 2016, revenue increased by $403,370, or 64%, to $1,028,899, as compared to revenue of $625,529 for the year ended December 31, 2015.

   Cost of revenue, which is the commissions paid to the realtor agents, increased by $106,636, or 29%, to $469,391 for the year ended December 31, 2016, as compared to $362,755 for the year ended December 31, 2015.

   Consequently, gross income increased by $296,734, or 113%, to $559,508 for the year ended December 31, 2016 as compared to $262,774 for the year ended December 31, 2015. On a percentage basis, for the years ended December 31, 2016 and 2015, gross income amounted to 54% and 42% of revenue, respectively.

   Operating expenses increased by $558,039, or 67%, to $1,391,723 for the year ended December 31, 2016, as compared to $833,684 for the year ended December 31, 2015. The bulk of the increase in operating expenses in the year ended December 31, 2016 came from advertising, payroll and professional fees. Advertising increased by $277,421 or 99%, to $556,590 for the year ended December 31, 2016, as compared to $279,169 for the year ended December 31, 2015. Payroll increased by $129,710 or 38%, to $472,028 for the year ended December 31, 2016, as compared to $342,318 for the year ended December 31, 2015. Professional fees increased by $89,486 or131%, to $157,573 for the year ended December 31, 2016, as compared to $68,087 for the year ended December 31, 2015.

The company has no debt and has historically been able to raise working capital to grow its operations. Cash and working capital amounted to $838,087 and $824,553, respectively, at December 31, 2016, as compared to $572,298 and $557,335, respectively, at December 31, 2015.

# Financial Information

28. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    | | |
    |---|---|
    | Income Statement: | income.pdf |
    | Balance Sheet: | balancesheet.pdf |
    | Cash Flow Statement: | cashflow.pdf |
    | Change in Equity Statement: | changeinequity.pdf |
    | CPA Review Report: | reviewletter.pdf |

29. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**
    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
       1. **in connection with the purchase or sale of any security?**
       2. **involving the making of any false filing with the Commission?**
       3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
       1. **in connection with the purchase or sale of any security?;**
       2. **involving the making of any false filing with the Commission?**
       3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
       1. **at the time of the filing of this offering statement bars the person from:**
          1. **association with an entity regulated by such commission, authority, agency or officer?**
          2. **engaging in the business of securities, insurance or banking?**
          3. **engaging in savings association or credit union activities?**
       2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Home61, Inc. answers 'NO' to all of the above questions.

# Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

    The following documents are being submitted as part of this offering:

    **Governance:**

    | Certificate of Incorporation: | certificateofincorporation.pdf |
    | Corporate Bylaws: | corporatebylaws.pdf |

    **Opportunity:**

    | Offering Page JPG: | offeringpage.jpg |
    | Pitch Deck: | pitchdeck.pdf |

# Ongoing Reporting

31. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.home61.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.